7 World Trade Center at 250 Greenwich Street
New York, New York 10007

John J. Goggins
Executive Vice President and General Counsel

VIA EDGAR CORRESPONDENCE

August 23, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moody’s Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed February 27, 2012

Form 10-Q for period ended March 31, 2012

Filed May 2, 2012

Definitive Proxy Statement

Filed March 6, 2012

File No. 001-14037

Dear Mr. Spirgel:

On behalf of Moody’s Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 26, 2012 (the “July 26 Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed by the Company on February 27, 2012, the Company’s Form 10-Q (the “Form 10-Q”) filed by the Company on May 2, 2012 and the Company’s Proxy Statement filed March 6, 2012 (the “2012 Proxy Statement”). The Staff’s comments are set forth below in the order in which the comments were set out in the July 25 Letter and the Company’s responses are set forth after each comment.

Form 10-K for Fiscal Year Ended December 31, 2011

Results of Operations, page 36

1.

We note your disclosure that your consolidated US revenue increased by $87.5 million in fiscal year ended December 31, 2011. In addition, we note your total consolidated US revenue increased $42.6 million to $344.0 million as of March 31, 2012,

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

when compared to March 31, 2011. Your disclosure indicates the primary drivers behind the revenue growth were changes in the mix of fee type, new fee initiatives and certain pricing increases. In future filings, please provide more specific detail as to why line items have changed and whether any changes have prospective implications. For instance, if you anticipate changes in your fee types and the addition of new fee initiatives and price increases in the future, please specifically discuss the products or services within a specific operating segment these fee increases and changes are associated with. Please also note in addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

There are many factors which drive year over year changes in revenue, but three of the most common factors are changes in the volume of issuances and programs that we rate, fluctuations in foreign currency exchange rates, and factors related to our fee structures, which we refer to as changes in the fee type mix, new fee initiatives and price changes. Other factors that can contribute to changes in revenue are new product introductions and acquisitions or divestitures.

In our discussion of results of operations, we disclose the material factors that we have identified as affecting revenue. In addition, for factors that we can quantify, such as fluctuations in foreign exchange, we provide specific detail on the impact of the factor. However, due to the nature of our business, products and pricing structures, as discussed below, our business does not operate in a manner in which there is a direct correlation between revenue and factors such as issuance volumes (which include both dollar issuance and number of issues) and factors related to our fee structure. Specifically, given the size and complexity of the global ratable securities markets, we have many different pricing structures and fee elements within many different product categories. As a result, our systems are not set up to isolate or specifically quantify the effect of volume or fee structure factors on our revenue.

For example, within some of our product groups, if an issuer is part of our frequent issuer pricing program, the amount of debt that it issues will not necessarily have a significant impact on the year over year changes in our revenue. Conversely, if an issuer is part of our per issuance pricing program, the amount of debt issued by the issuer may have an impact on our year over year change in revenue but the impact would be dependent on the dollar value and the number of those issuances. In addition, the revenue impact of an issuance will depend on whether the issuer is being rated by us for the first time or whether it is a seasoned issuer. For both types of issuers, our revenue also could be affected by whether the issuer requests additional fee-based services, such as an expedited service fee. Furthermore, only approximately half of our ratings revenue is based on the initial rating of a new debt issuance or other one-time fees, with the remainder being based on the recurring monitoring of a rated debt obligation and/or entities that issue such obligations, as well as revenue from programs such as commercial paper, medium-term notes and shelf registrations. These relationship-based revenues can be affected by redemptions of outstanding debt and use of alternative financing arrangements by issuers. Finally, many of the factors affecting overall demand for our ratings services are driven primarily by macro-economic factors that we cannot control or

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

necessarily quantify. Thus, if revenue from a particular ratings service increases in the year after we change the price for that service, it typically is not possible for us to identify the extent to which the revenue change resulted from the price change and the extent to which it is attributable to other factors affecting the use or demand for a particular type of financing structure.

Because we do not operate our business in a manner that identifies specific relationships between volume and pricing factors and our revenue changes, we undertake a manual exercise to evaluate the primary drivers of changes in our revenues so that we may provide a qualitative assessment of those factors to our management and in our public disclosures. Thus, in addition to quantifying the effect of foreign currency exchange rates, we quantify the extent to which revenue is from the U.S. or is non-U.S., and we quantify the extent to which revenue is transaction-based. In addition, based on the evaluation we perform, we disclose qualitatively the extent to which fee structure factors affected revenue and the extent to which issuance volume of particular types of securities products affected our revenue. Because these disclosures are consistent with the information generated for our management, we believe that the descriptions we provide in our SEC filings are appropriate and satisfy the objectives of Item 303. We hereby confirm that we will continue to provide specific detail on the impact of factors when material and quantifiable.

The limitations discussed above are even more acute in the context of addressing the prospective implications of fee initiatives and price changes. Because our business is affected by many macro-economic factors that are beyond our control and that are difficult to predict, such as changes in interest rates, demand for various types of securities, changes in the business and prospects of various sectors of the U.S. and international economies, government credit policies and issuers’ capital needs and plans, we generally are not in a position to predict the effect of fee structure changes on particular product or service offerings or on our revenue, or otherwise to identify trends, events, demands, commitments or uncertainties that are reasonably likely to have a material effect on our financial condition or operating performance. We hereby confirm that we are aware of and endeavor to comply with the requirements in Item 303 of Regulation S-K to disclose forward looking information under specified circumstances.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Long-term equity incentive compensation, page 32

2.	We note your disclosure that each NEO may be granted long-term equity awards in the form of performance-based shares that will be earned following the completion of a three-year performance period only if pre-established performance goals are met or exceeded. Additionally, we note that the weights of these metrics vary depending on each NEO’s roles and responsibilities. In future filings, include the specific weights of the performance goals applied to each NEO, addressing the specific reasons behind the weighting system.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

As stated on page 32 of the Company’s 2012 Proxy Statement, performance shares are earned following the completion of a three-year performance period if certain performance goals are achieved or exceeded. For the 2011-2013 performance period, those thresholds were based on (i) the Company’s profitability (measured in EPS), (ii) the ratings accuracy performance of Moody’s Investors Service (“MIS”), and (iii) Moody’s Analytics (“MA”) sales figures. For the 2012-2014 performance period, the Company profitability metric was changed from EPS to EBITDA.

The weighting of the metrics applied to each NEO differs based on the business function which the NEO oversees. For instance, the performance measures of our corporate level executives, Raymond W. McDaniel, Linda S. Huber and John J. Goggins, are weighted as follows: 60% MCO Profitability; 20% MIS Ratings Quality; 20% MA Sales. For Michel Madelain, President and Chief Operating Officer of our MIS segment, his performance measures are weighted: 50% MCO Profitability; 50% MIS Ratings Quality; 0% MA Sales. For Mark Almeida, President of our MA segment, his performance measures are weighted: 50% MCO Profitability; 0% MIS Ratings Quality; and 50% MA Sales. In future filings, we will include the specific weights of the performance goals applied to each NEO, addressing the specific reasons behind the weighting system.

*         *         *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filings be directed to the undersigned at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007, Attention: John Goggins.

Sincerely,

/s/ John J. Goggins

John J. Goggins
Executive Vice President and General Counsel